                                 EXHIBIT (a)(16)

FOR IMMEDIATE RELEASE

July 3, 1997

UNITED FOODS, INC.

TEN PICTSWEET DRIVE

BELLS, TENNESSEE  38006-0019

TELEPHONE (901) 422-7600

CONTACT:  Daniel B. Tankersley

        UNITED FOODS, INC. ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

         United Foods, Inc. (Amex: UFDA and UFDB) announced today that its offer to purchase 2.5 million shares of Class A common stock and 1.5 million shares of its Class B common stock pursuant to a tender offer that commenced May 20, 1997, as amended by a Supplement dated June 18, 1997, expired at 5:00 p.m., New York City time, Thursday, July 3, 1997. Preliminary results of the tender offer indicated that a total of approximately 2,643,000 shares of a Class A common stock and 1,724,000 shares of a Class B common stock, respectively, had been validly tendered and not withdrawn in response to the offer.

         The information agent for the tender offer is D. F. King & Company, Inc.